March 16, 2016

VIA EDGAR AND EMAIL

John Reynolds, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Cleveland BioLabs, Inc.
Registration Statement on Form S-3
File No. 333-209232

Dear Mr. Reynolds:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Cleveland BioLabs, Inc. (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 PM Eastern Time on March 18, 2016, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ C. Neil Lyons
C. Neil Lyons
Chief Financial Officer and Secretary

cc:	David S. Wolpa, McGuireWoods LLP

Cleveland BioLabs, Inc. | 73 High Street | Buffalo, NY 14203 | www.cbiolabs.com

P (646) 284-9439 | F (646) 284-9494